AMENDMENT TO SUBADVISORY AGREEMENT
     AMENDMENT made as of this 1st day of May, 2003 to the Subadvisory Agreement dated January 29, 1999 as amended (the “Agreement”), between Manufacturer’s Securities Services, LLC, a Delaware limited partnership (the “Adviser”), and Welllington Management Company, LLP, a Massachusetts limited liability partnership (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1. CHANGE IN APPENDIX A
     Appendix A to the Agreement is hereby amended to add the subadvisory fee for the Natural Resources Trust as set forth in the revised Appendix A attached to this Amendment.
2. CONSULTATIONS WITH OTHER SUBADVISERS
     The Subadviser is prohibited from consulting with the entities listed below concerning transactions for a Portfolio in securities or other assets:
1.	other subadvisers to a Portfolio;

2.	other subadvisers to a Trust portfolio; and

3.	other subadvisers to a portfolio under common control with the Portfolio.
3. EFECTIVE DATE
     This Amendment shall become effective with respect to each portfolio on the later to occur of: (i) approval of the Amendment by the Board of Trustees of Manufacturers Investment Trust, (ii) execution of the Amendment and (iii) May 1, 2003.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.
Manufacturers Securities Services, LLC
By: The Manufacturers Life Insurance Company (U.S.A.), its managing member

By:	/s/James D. Gallagher
James D. Gallagher, Executive Vice President,
Secretary and General Counsel

Wellington Management Company, LLP

By:	/s/Jonathan M. Payson

APPENDIX A
     The Subadviser shall serve as investment subadviser for the following portfolios of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee computed separately for each such Portfolio at an annual rate as follows (the “Subadviser Percentage Fee”):

Between
		Between	$200 million	Between
	First	$50 million and	and $500	$500 million	Excess Over
Portfolio	$50 million	$200 million	million	and $1 billion	$1 billion
Natural Resources Trust
Growth & Income Trust
Investment Quality Bond Trust
Mid Cap Stock Trust
     The Subadviser Percentage Fee for each Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the Portfolio as determined in accordance with the Trust’s prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.
     If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.